SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                      (Amendment Number 13)
                    First Financial Fund, Inc.
                       __________________
                        (Name of Issuer)

                  Common Stock, $.10 par value
                     _______________________
                 (Title of Class of Securities)

                          320-228-10-9
                         (CUSIP Number)

                         John A. Griffin
                  Tiger Management Corporation
                         101 Park Avenue
                       New York, NY  10178
                           212-984-2500
                       ___________________
               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)

                        December 11, 1995
                         ______________
                  (Date of Event which Required
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 320-228-10-9
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Tiger Management Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          2,883,502
8   SHARED VOTING POWER             -0-
9   SOLE DISPOSITIVE POWER      2,883,502
10 SHARED DISPOSITIVE POWER         -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     2,883,502

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     20.1%

14
TYPE OF REPORTING PERSON:

     IA  CO

ITEM 2.  IDENTITY AND BACKGROUND

     This Amendment No. 13 is filed by Tiger Management

Corporation ("TMC") to amend Item 5 of this Schedule 13D as

previously amended with respect to the holdings of the Common

Stock (the "Shares") of First Financial Fund, Inc. (the

"Issuer").  As previously filed, this schedule reflected

separately the positions of TMC and its advisees, including Tiger

(the "Partnership").  In the future, TMC, a registered investment adviser, will report its position, including the position of the

Partnership and any of its other advisees, by amendment to the

Schedule 13G initially filed by TMC on July 16, 1992, and no further amendments to this Schedule 13D will be filed.  A copy of the most recent amendment to TMC's Schedule 13G is attached as

Exhibit 1.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER



          (a) and (b)    The aggregate number and percentage of

Shares beneficially owned by TMC (including the amount attributed to the Partnership in prior filings) is set forth below.  The percentage below is based upon 14,322,000 Shares outstanding as of September 30, 1995, as reported on the Issuer's most recently filed Form N-SAR-A.  The 2,883,502 Shares beneficially owned by

TMC includes 1,894,530 Shares, held for the benefit of the

Partnership.

Person Named             Number of Shares         Percentage of
in Response to Item 2    Beneficially Owned       Outstanding Shares
---------------------    ------------------       ------------------
     TMC                    2,883,502                   20.1

          (c)  On January 18, 1995, TMC acquired 327,137 Shares

from the Issuer as a stock dividend.  Within the past 60 days TMC has disposed of Shares in open market sales effected on the New

York Stock Exchange on the days and at the prices set forth on

Exhibit 2, attached hereto and incorporated by reference.



          (d)  The Partnership has the right to receive or the

power to direct the receipt of dividends from, or the proceeds of the sale of more than 5% of the Shares reported on this

amendment.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.



December 13, 1995



TIGER MANAGEMENT CORPORATION



By:  /s/ Nolan Altman

     Nolan Altman
     Chief Financial Officer